3000 John Deere Road, Toano, VA 23168 Phone: (757) 259-4280.● Fax (757) 259-7293 www.lumberliquidators.com

June 19, 2015

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Cash

Branch Chief

Re:	Lumber Liquidators Holdings, Inc.
Form 10-K for the year ended December 31, 2014
Filed February 25, 2015
Form 10-Q for the quarter ended March 31, 2015
Filed April 29, 2015
File No. 1-33767

Dear Mr. Cash:

On behalf of Lumber Liquidators Holdings, Inc. (the “Company”), set forth below are the responses of the Company to the comments of the staff with respect to the above captioned Form 10-K contained in the letter from John Cash to Daniel Terrell of the Company dated May 15, 2015.

For your convenience, the Company has repeated in bold type the comments and requests for additional information exactly as set forth in the May 15, 2015 comment letter. The Company’s response to each comment or request is set forth immediately below the text of the applicable comment or request. Unless otherwise indicated, capitalized terms have the same meanings as set forth in the Company’s Form 10-K for the year ended December 31, 2014 or the Company’s Form 10-Q for the quarter ended March 31, 2015 (the “March Form 10-Q”), as applicable. The Company has endeavored to respond fully to each of the staff’s comments.

Form 10-K for the year ended December 31, 2014

Item 1. Business, page 2

Our Direct Sourcing Model, page 3

1.	Your response to prior comment one from our letter dated April 22, 2015 indicates that in future annual filings you intend to fully clarify and/or disclose the information noted in the first three bullets of our comment, including clarifying the nature of the inspection and assurance procedures performed by these teams, including how those resources are allocated among the domestic and international mills utilized by the Company. Please provide this information in your next Form 10-Q. Ensure this information addresses the nature of your quality assurance procedures to verify regulatory compliance.

Response: The Company advises that, in addition to fully clarifying and/or disclosing the information noted in the first three bullets identified in the letter from John Cash to Daniel Terrell of the Company dated April 22, 2015 in future annual filings, the Company will also provide this information in its Form 10-Q for the quarter ended June 30, 2015.

The Company expects to include the following information in its Form 10-Q for the quarter ended June 30, 2015.

“Quality Assurance Procedures

We have and continue to invest significant time and resources to comply with applicable regulatory requirements and seek long-term, core relationships with mills that agree to meet our compliance requirements. As part of our compliance program, we have established and perform quality assurance procedures, which include protocols designed to verify licensing, certification and regulatory compliance as well as product sample testing. These procedures are performed during vendor onboarding and on an on-going basis in an effort to prevent or detect compliance issues. We have and intend to continue to improve our program. To assist us in these efforts, the Special Committee has engaged the Freeh Group International Solutions, LLC to serve as an independent compliance advisor to the Company.

We source our products from third-party mills primarily located in North America, Asia, South America and Europe. As a percentage of merchandise purchases in 2014, the Company’s sourcing by region was approximately 49% from North America, 40% from Asia, 6% from South America and 5% from Europe and Australia. In addition to professionals in our corporate offices and our East Coast distribution center, we utilize personnel in our representative office in Shanghai, China and third-party service providers in Brazil and certain other international locations. Generally, we allocate resources and determine the nature and scope of our monitoring and quality assurance procedures for a particular supplier after consideration of a number of factors, including the scale of operations, the product transit times to our distribution facilities, transportation costs, the complexity of milling and construction required to produce the product, regulatory matters and our own prior experience with the mill.

Our quality assurance procedures with the mills begin with our supplier onboarding process. This process focuses in part on confirming that potential suppliers understand and are able to meet Lumber Liquidators’ and applicable regulatory requirements. Our procedures require merchandise vendors to sign a Vendor Agreement and adhere to our Supplier Reference Manual, which outline these requirements. During the onboarding process, our procedure is to verify applicable licensing and conformance with internal and regulatory requirements including those related to the Lacey Act and California Air Resources Board Airborne Toxic Control Measure to Reduce Formaldehyde Emissions of Composite Wood Products (“CARB”), as applicable. Such procedure may include product testing and documentation review. Depending on the unique risk factors evaluated when considering a new supplier, we may also perform an on-site audit to further support the information we obtained.

Once we establish a relationship with a supplier, we also perform on-going monitoring and quality assurance procedures. These procedures include protocols designed to verify continued supplier compliance to applicable internal and regulatory requirements such as the Lacey Act and CARB.

With regard to products subject to the Lacey Act, we dedicate resources to conduct procedures that are designed to ensure that all harvested material is legally obtained and that we have the appropriate chain of custody documentation for each shipment. Professionals in our corporate offices perform these procedures for all geographies from which we source product, with the exception of low-risk product sourced from Asia where the procedures are performed by personnel in our representative office in Shanghai.

As for suppliers of product subject to CARB requirements, our procedures call for us to monitor on-going product conformance to CARB standards. These procedures include working with each supplier as needed to update and verify applicable CARB certification, reviewing pertinent raw material and finished goods documentation, and commissioning laboratory testing of a sample of composite wood raw materials (e.g. cores) and finished goods on a quarterly basis. For products sourced from North America and Europe, these procedures are performed by professionals in our corporate offices, and for products sourced from Asia, these procedures are mostly performed by our representative office personnel in Shanghai, generally on-site at the mill. We do not currently source products subject to CARB requirements from South America. However, should that occur in the future, similar CARB monitoring and quality assurance procedures would be coordinated by our corporate professionals and/or third parties operating in the region.

Additional monitoring and quality assurance procedures are performed on a periodic basis including third-party audits of existing suppliers and supplier training. In addition, we intend to continue to adjust our supplier onboarding and on-going monitoring and quality assurance procedures as regulatory requirements, business demands and sourcing strategies evolve.

Quality Control Procedures

We also perform quality control procedures designed to ensure the quality of our products. These procedures are designed to confirm that products meet our demanding product specifications and include procedures to review the length and width of the flooring planks, moisture content, packaging and the finish appearance/performance of our products.”

For 10-Q for the quarter ended March 31, 2015

Results of Operations, page 19

All Other Costs, page 21

2.	You indicate that you have recorded a reserve of $0.5 million for estimated future costs to service certain customers not satisfied by the results of the air quality testing program. Please clarify whether this reserve also includes an estimate for the cost of sending additional test kits to customers. If not, please tell us why you did not accrue for these costs. Tell us how many additional test kits were requested and the cost of those kits to date.

Response: The Company advises that the reserve related to its indoor air quality testing program and subsequent follow-up with customers does not include an estimate for the cost of sending additional test kits to its customers, but represents its estimate of future costs to service certain customers not satisfied by the results of the air quality testing program as of the filing date of the March Form 10-Q.

The indoor air quality testing program was established following a 60 Minutes episode that aired on March 1, 2015, primarily to address customer concerns that arose due to such broadcast as well as to begin to regain customer trust. This was a business decision, not a legal obligation of the Company. Such a large-scale air quality testing program as the one the Company was undergoing had never been done at the Company or, to our knowledge, in the industry. The indoor air quality testing program established by the Company is designed to measure the total level of formaldehyde in indoor air from all sources; it does not measure the level of formaldehyde specifically emitted from the Company’s products. The result of the test kit is compared to the protective guidelines established by the World Health Organization (“WHO”) for formaldehyde levels in indoor air. As such, the program was not designed to evaluate the Company’s responsibility to perform under its warranty obligations. In instances where a test kit indicated formaldehyde levels over the WHO guideline, the Company planned to obtain samples of flooring from those customers for additional testing.

The Company advises that the $0.5 million reserve related to its indoor air quality testing program and subsequent follow-up with customers, including additional testing of flooring samples, was an estimate of future costs to service certain customers not satisfied by the results of the air quality testing program as of the filing date of the March Form 10-Q. The Company accounted for this reserve in accordance with ASC 450-20 and ASC 855-10. The estimate of future costs was based on management’s experience through the filing date of the March Form 10-Q.

The Company recorded an expense of approximately $1.8 million in its results for the quarter ended March 31, 2015 representing the cost of approximately 22,800 test kits, which had already been sent to customers. Prior to the filing of the March Form 10-Q on April 29, 2015, the Company received approximately 3,100 additional test kit requests that were probable of being sent to customers with a total cost of $245,000. The Company unintentionally failed to record a reserve for these additional requests. The Company believes this reserve was quantitatively and qualitatively immaterial to its financial position and results of operations for the three months ended March 31, 2015 and will record the additional amount in our results of operations for the three months ended June 30, 2015.

For the period from April 30, 2015 through June 15, 2015, the Company advises that its customers have requested approximately 13,400 additional test kits with a total cost of approximately $1.1 million. Approximately 12,000 of those additional test kits were requested after the Company’s announcement on May 7, 2015 that it was suspending sales of all laminates sourced from China. The Company believes that the rate at which customers request test kits is impacted by media events discussing the Company and/or its products.

The Company further advises that it will address its air quality testing program and related accounting considerations in its Form 10-Q for the quarter ended June 30, 2015.

In responding to the May 15, 2015 comment letter, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ E. Livingston B. Haskell

E. Livingston B. Haskell
General Corporate Counsel